Salomon Brothers Inc
                            Seven World Trade Center
                            New York, New York 10048
                                  212-783-7000


December 12, 1996


Board of Directors
Western Resources, Inc.
818 Kansas Avenue
Topeka, KS  66612

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Western Resources, Inc. ("Western"), of the consideration to be received by Western in connection with (a) the proposed transfer by Western of its natural gas distribution and storage assets, its Mid-Continent Market Center and selected other gas-related assets (the "Gas Businesses") to a newly formed subsidiary ("Newco") of Western in consideration for approximately 3 million shares of common stock of Newco ("Newco Common Stock"), approximately 19.3 million shares of convertible preferred stock of Newco ("Newco Preferred Stock") and the assumption by Newco of $35 million of indebtedness of Western (collectively, the "Asset Transfer") and (b) the merger of ONEOK Inc. ("Oneok") with and into Newco and the conversion of each outstanding share of Oneok common stock into one share of Newco Common Stock (the "Merger" and, together with the Asset Transfer, the "Transactions"). The Transactions will be consummated pursuant to an Agreement (the "Agreement") dated as of December 12, 1996, between Western and Oneok. The Newco Preferred Stock will be convertible into shares of Newco Common Stock in certain circumstances and will have the other terms specified in the Agreement and the annexes thereto.

In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Gas Businesses and Oneok and certain other financial information concerning the Gas Businesses and Oneok, including financial forecasts, that was provided to us by Western and Oneok, respectively. We have discussed the past and current business operations, financial condition and prospects of the Gas Businesses and Oneok with certain officers and employees of Western and Oneok, respectively. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market matters as we deemed relevant.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us, and we have not assumed any responsibility for independent verification of such information.

With respect to the financial forecasts of the Gas Businesses and Oneok, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Western and Oneok, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of the Gas Businesses and Oneok.

Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address Western's underlying business decision to effect the Transactions and is directed only to the fairness, from a financial point of view, to Western of the consideration to be received by Western in connection with the Transactions, taken as a whole. We do not express any view as to the likely trading range for the Newco Common Stock or the Newco Preferred Stock following the consummation of the Transactions, which will depend on, among other factors, market conditions and other matters that generally affect the prices of securities.

We have acted as financial advisor to the Board of Directors of Western in connection with the Transactions and will receive a fee for our services which is contingent upon consummation of the Transactions. In the ordinary course of business, we may actively trade the securities of Western and Oneok for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have previously rendered certain investment banking and financial advisory services to Western for which we have received customary compensation.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by Western in connection with the Transactions, taken as a whole, is fair to Western from a financial point of view.

Very truly yours,



SALOMON BROTHERS INC